SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALKERMES PLC
(Name of Issuer)

ORDINARY SHARES, $0.01 PER SHARE
(Title of Class of Securities)

G01767 105
(CUSIP Number)

William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Corporation, plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 31,900,000
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 31,900,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,900,000
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.00% (based on 97,618,711 shares of the predecessor entity reported outstanding as of August 4, 2011, in the Issuer’s proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078), which was declared effective by the Securities and Exchange Commission on August 4, 2011, which were converted into ordinary shares of Alkermes plc on September 16, 2011 plus 31,900,000 ordinary shares of Alkermes plc indirectly owned by Elan Corporation, plc).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. G01767 105
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Elan Science Three Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS SC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 31,900,000
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 31,900,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,900,000
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.00% (based on 97,618,711 shares of the predecessor entity reported outstanding as of August 4, 2011, in the Issuer’s proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078), which was declared effective by the Securities and Exchange Commission on August 4, 2011, which were converted into ordinary shares of Alkermes plc on September 16, 2011 plus 31,900,000 ordinary shares of Alkermes plc indirectly owned by Elan Science Three Limited).

(14)	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, $0.01 par value (the “Ordinary Shares”), of Alkermes plc (the “Issuer”), a public limited company incorporated in Ireland (registered number 498284), whose principal offices are located at Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of Elan Corporation, plc, and Elan Science Three Limited (the “Reporting Parties”).

The business address of Elan Corporation, plc (“Elan”) is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.  Elan is a neuroscience-based biotechnology company focused on discovering and developing advanced therapies in neurodegenerative and autoimmune diseases.

The business address of Elan Science Three Limited (“ES3”) is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. ES3 is an indirect wholly-owned subsidiary of Elan. The principal assets of ES3 consist of 31,900,000 Ordinary Shares of the Issuer and the capital stock of its subsidiaries.

On September 16, 2011, the business of Alkermes, Inc. (“Alkermes”) and the drug technologies business (“EDT”) of Elan were combined (the “Business Combination”) under the Issuer.  As part of the Business Combination, Antler Acquisition Corp., a wholly owned subsidiary of the Issuer, merged with and into Alkermes (the “Merger”), with Alkermes surviving as a wholly owned subsidiary of the Issuer.  Prior to the Merger, EDT was carved-out of Elan and reorganized under the Issuer.

At the effective time of the Merger (the “Effective Time”), (i) each share of Alkermes common stock then issued and outstanding  and all associated rights were canceled and automatically converted into and became the right to receive one ordinary share of the Issuer; (ii) all then issued and outstanding options to purchase Alkermes common stock granted under any stock option plan were converted into options to purchase on substantially the same terms and conditions the same number of ordinary shares of the Issuer at the same exercise price; and (iii) all then issued and outstanding awards of Alkermes common stock were converted into awards of the same number on substantially the same terms and conditions of ordinary shares of the Issuer.  As a result, upon consummation of the Merger and the issuance of the ordinary shares of the Issuer in exchange for the canceled shares of Alkermes common stock, the former shareholders of Alkermes owned approximately 75% of the Issuer, with the remaining approximately 25% of the Issuer owned by ES3 pursuant to the terms of a shareholder’s agreement described below.

This description of the Business Combination does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, among the Issuer, Elan, Alkermes, and certain other parties (the “Business Combination Agreement”), which is listed as Exhibit 2.1, and incorporated herein by reference, and to the description of the Business Combination Agreement included in the Proxy Statement/Prospectus forming part of the Registration Statement on Form S-4, as amended, of the Issuer which was declared effective by the Securities and Exchange Commission on August 4, 2011 (Registration No. 333-175078) (the “Proxy Statement/Prospectus”).

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person controlling Elan and ES3, respectively, are set forth in Schedule A hereto.  Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 2 is hereby incorporated herein by reference.

The Reporting Parties together acquired common beneficial ownership over approximately 25% of the Issuer’s Ordinary Shares pursuant to a Shareholder’s Agreement, dated as of September 16, 2011 (the “Shareholder’s Agreement” which is listed as Exhibit 2.2 hereto and incorporated herein by reference), among Elan, ES3 and the Issuer.

Item 4.	Purpose of the Transaction.

The information set forth in Items 2 and 3 is hereby incorporated herein by reference.

ES3 has acquired through the Shareholder’s Agreement voting rights, and will review on a continuing basis its investment in the Issuer and will take such actions with respect to its investment as it deems appropriate in light of circumstances existing from time to time.

The Shareholder’s Agreement provides that ES3 has the right to designate one individual to serve on the board of directors of the Issuer.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

The information contained on the cover page of this Schedule 13D is hereby incorporated herein by reference.

(a)           The Reporting Parties are together the beneficial owners of 31,900,000 Ordinary Shares representing approximately 25.0% of the outstanding Ordinary Shares.

(b)           The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero.  The number of Ordinary Shares as to which each of the Reporting Parties shares the power to vote or direct the vote is 31,900,000.  The number of Ordinary Shares as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero.  The number of Ordinary Shares as to which each of the Reporting Parties shares the power to dispose or direct the disposition of is 31,900,000.

(c)           Neither of the Reporting Parties and, to the best knowledge of the Reporting Parties, none of the persons or entities referred to in Schedule A to Item 2 and General Instruction C to Schedule 13D has effected any transactions in the Ordinary Shares of the Issuer in the past 60 days, except as disclosed herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

Under the terms of the Shareholder’s Agreement, ES3 may designate one person for election to the Issuer board until Elan beneficially owns ordinary shares representing less than 10% of the outstanding voting securities of the Issuer. Any person ES3 designates for election to the Issuer’s board must satisfy certain requirements, including, among other things, that he or she be a resident of Ireland for so long as such shareholder designee serves as a director and qualifies as an “independent director” under applicable provisions of the Securities Exchange Act of 1934 and under applicable NASDAQ rules and regulations.

Until at least September 16, 2012, ES3 will be obligated to vote on all matters in accordance with the recommendation of the Issuer’s board of directors. Thereafter, ES3 will remain obligated to vote in accordance with the board’s recommendation for so long as Elan beneficially owns more than 15% of the outstanding voting securities of the Issuer or the 30-day weighted average trading price of the Issuer’s ordinary shares is at least $7.595.

Under the terms of the Shareholder’s Agreement, Elan is subject to a standstill provision until the later of September 16, 2021 or three years from the time ES3 ceases to hold more than 10% of the outstanding voting securities of the Issuer. The standstill restrictions generally prevent Elan from acquiring any additional the Issuer voting securities and from taking a number of actions that might result in Elan exerting influence or control over the Issuer. The standstill restrictions will terminate early on certain events, including a decision by the Issuer to recommend or engage in a transaction that would result in a change of control of the Issuer.

Elan and ES3 are subject to certain restrictions on their ability to transfer the Issuer’s ordinary shares without the Issuer’s consent. Until March 17, 2012, Elan and ES3 will be subject to a lock-up and following that lock-up may make an initial transfer of up to 40.75% (approximately 13 million ordinary shares) of their total stake in the Issuer in a marketed registered underwritten offering. After this initial offering, Elan and ES3 may only transfer a further 31.5% (approximately 10 million ordinary shares) of their initial total stake in the Issuer in another marketed registered underwritten offering. Thereafter, Elan will be subject to certain limitations as to the size of any transfer and the nature of the transferee in connection with directly negotiated transfers.

Under the Shareholder’s Agreement, the Issuer granted Elan certain customary registration rights, including demand (including shelf) and piggyback registration rights with respect to transfers of ordinary shares. The registration rights will terminate four months after Elan’s ownership of the Issuer’s voting securities falls below 10% of the outstanding the Issuer’s voting securities or sooner in certain circumstances.

Except as otherwise set forth in Items 3 and 4 and this Item 6 of this Schedule 13D, to the best knowledge of the Reporting Parties there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

References to and descriptions of the Shareholder’s Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is listed as Exhibit 2.2 to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

1.
Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Alkermes Inc., Alkermes plc and certain other parties (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078), which was declared effective by the Securities and Exchange Commission on August 4, 2011).

2.
Shareholder’s Agreement by and among Elan Corporation, plc, Elan Science Three Limited and Alkermes plc (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Alkermes plc (Securities and Exchange Commission file number 001-35299) on September 16, 2011).

3.	Joint Filing Agreement dated September 26, 2011 by and among Elan Corporation, plc and Elan Science Three Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Corporation, plc is true, complete and correct.

Date:  September 26, 2011

ELAN CORPORATION, PLC By: /s/ William F. Daniel Name: William F. Daniel Title: Executive Vice President and Company Secretary

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Elan Science Three Limited is true, complete and correct.

Date:  September 26, 2011

ELAN SCIENCE THREE LIMITED By: /s/ William F. Daniel Name: William F. Daniel Title: Company Secretary

SCHEDULE A

Elan Corporation, plc

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Elan Corporation, plc are set forth below:

1.           (a) Robert A. Ingram, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Chairman, and (d) United States.

2.           (a) Kelly Martin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Chief Executive Officer, and (d) United States.

3.           (a) Lars Ekman, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Sweden.

4.           (a) Gary Kennedy (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

5.           (a) Patrick Kennedy, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

6.           (a) Giles Kerr, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United Kingdom.

7.           (a) Kieran McGowan, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

8.           (a) Kyran McLaughlin, (b) Treasury Building ,Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

9.           (a) Donal O’Connor, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

10.           (a) Richard Pilnik, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

11.           (a) Dennis Selkoe, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

12.            (a) Andrew von Eschenbach, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) United States.

13.            (a) Hans Peter Hasler, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Switzerland.

14.           (a) Nigel Clerkin, (b) Treasury Building Lower, Grand Canal Street, Dublin 2 Ireland, (c) Executive Vice President and Chief Financial Officer, and (d) Ireland.

15.           (a) William F. Daniel (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Executive Vice President and Company Secretary, and (d) Ireland.

16.           (a) John B. Moriarty, Jr.  (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Senior Vice President and General Counsel, and (d) United States.

Elan Science Three Limited

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Elan Science Three Limited are set forth below:

1.           (a) Nigel Clerkin, (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

2.           (a) William F. Daniel (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director and Secretary, and (d) Ireland.

3.           (a) Patrick Lunny (b) Treasury Building, Lower Grand Canal Street, Dublin 2 Ireland, (c) Director, and (d) Ireland.

EXHIBIT INDEX

Exhibit
1. Business Combination Agreement and Plan of Merger, dated as of May 9, 2011, by and among Elan Corporation, plc, Alkermes Inc., Alkermes plc and certain other parties (incorporated by reference to Annex A to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4, as amended (Registration No. 333-175078), which was declared effective by the Securities and Exchange Commission on August 4, 2011).	2.1
2. Shareholder’s Agreement by and among Elan Corporation, plc, Elan Science Three Limited and Alkermes plc (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Alkermes plc (Securities and Exchange Commission file number 001-35299) on September 16, 2011).	2.2
3. Joint Filing Agreement dated September 26, 2011 by and among Elan Corporation, plc and Elan Science Three Limited.	99.1

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D with respect to the Ordinary Shares of Alkermes plc dated as of September 26, 2011 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

Dated: September 26, 2011	ELAN CORPORATION, PLC By: /s/ William F. Daniel Name: William F. Daniel Title: Executive Vice President and Company Secretary

Dated: September 26, 2011	ELAN SCIENCE THREE LIMITED By: /s/ William F. Daniel Name: William F. Daniel Title: Executive Vice President and Company Secretary